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AUG 2 9 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Western Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 Airport Freeway, Suite 409
(No. and Street)

Fort Worth	Texas	76182-0159
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Ferguson (817) 553-1492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford, Baumeister & Frazier, PLLC
(Name – *if individual, state last, first, middle name*)

512 Main Street, Suite 1500	Fort Worth	Texas	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROCHELLE M. KNIGHT
MY COMMISSION EXPIRES
October 22, 2010

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (See statement of cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not applicable)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not applicable)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (No longer required)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Auditor's report on internal control structure required by SEC Rule 17 A-5)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

FOR THE YEAR ENDED JUNE 30, 2007

FIRST WESTERN SECURITIES, INC.
CONTENTS
JUNE 30, 2007


SB&F
SANFORD, BAUMEISTER
& FRAZIER, PLLC
Certified Public Accountants and Consultants

August 24, 2007

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

Independent Auditors' Report

We have audited the accompanying statement of financial condition of First Western Securities, Inc. as of June 30, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford, Baumeister & Frazier, PLLC

SANFORD, BAUMEISTER & FRAZIER, PLLC

Keeping you in the black, not in the dark
512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax www.sbf-cpa.com

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash in bank	$ 78,034	
Money market mutual fund	18,937	
Commissions receivable	409,127	
Related party receivable	6,700	
Clearing deposits - Note 3	64,784	
TOTAL ASSETS		$ 577,582

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions and wages payable	$ 51,560	
Commissions payable to independent agents	353,639	
Accrued accounts payable	31,980	
Federal income tax payable	19,408	
Total Liabilities		$ 456,587
STOCKHOLDERS' EQUITY - Note 4		
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding	8,897	
Additional paid-in capital	26,478	
Retained earnings	85,620	
Total Stockholders' Equity		120,995
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 577,582

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2007

REVENUES		
Commissions	$ 3,999,079	
Interest income	891	
Total Revenues		$ 3,999,970
EXPENSES		
Employee compensation - Note 7	700,375	
Clearing charges	51,904	
Independent agent commissions	2,797,285	
Other operating expenses - Notes 5 and 6	349,259	
Total Expenses		3,898,823
INCOME BEFORE FEDERAL INCOME TAX		101,147
FEDERAL INCOME TAXES - Note 8		19,408
NET INCOME		$ 81,739

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - June 30, 2006	$ 8,897	$ 26,478	$ 90,881	$ 126,256
Stockholder distributions			(87,000)	(87,000)
Net income			81,739	81,739
BALANCE - June 30, 2007	$ 8,897	$ 26,478	$ 85,620	$ 120,995

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	81,739		
Adjustments to reconcile net income to net cash provided by operating activities:				
(Increase) decrease in operating assets:				
Commissions receivable		(95,638)		
Related party receivable		(6,700)		
Clearing deposits		(2,849)		
Increase (decrease) in operating liabilities:				
Commissions and wages payable		13,668		
Accrued accounts payable		20,271		
Commissions payable to independent agents		76,229		
Federal income tax payable		19,408		
Net Cash Provided by Operating Activities			$	106,128
CASH FLOWS FROM FINANCING ACTIVITIES				
Stockholder distributions		(87,000)		
Net Cash Used for Financing Activities				(87,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS				19,128
CASH AND CASH EQUIVALENTS - Beginning of Year				77,843
CASH AND CASH EQUIVALENTS - End of Year			$	96,971

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in Texas on March 27, 1987 and commenced business as a registered broker/dealer on July 7, 1987. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The predominance of its customers live in Texas and a substantial portion of all transactions are cleared through clearing houses located in Texas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles. Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers any short-term investment convertible to cash within three months or less with little or no change in the principal amount to be a cash equivalent. Cash and cash equivalents at June 30, 2007 consist of cash in bank and a money market mutual fund.

During the year ended June 30, 2007, the Company's deposits at a bank occasionally exceeded Federal Deposit Insurance. The Federal Deposit Insurance Corporation only insures the deposits up to $100,000 per financial institution. The excess above $100,000 is only backed by the soundness of the financial institution.

COMMISSIONS RECEIVABLE

Commission receivable is reported at the amount management expects to collect on balances outstanding at year-end. Substantially all of the year-end receivable balance is from entities that have a history of paying promptly. No allowance was deemed necessary as of June 30, 2007. The Company utilizes the allowance method for recognition of bad debts. For the year ended June 30, 2007, the Company recognized no bad debt expense.

RECOGNITION OF COMMISSION REVENUE AND EXPENSE

The Company records commission income as earned, on the trade date basis. Commission expense is recognized at the same time along with any related clearing expenses.

CONCENTRATION OF CREDIT RISK

The Company primarily utilizes one brokerage house to execute all of its customers' stock and bond transactions. The brokerage house remits the Company's commission on these trades monthly. Therefore, a substantial portion of the Company's commission receivable balance could be at risk at any point in time.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CLEARING DEPOSITS

As of June 30, 2007, the Company has a combined balance of $64,784 on deposit with First Clearing, LLC and Southwest Securities, Inc. (its previous clearing broker). The Company was required to maintain a clearing deposit balance with these clearing brokers for the execution of investment trades.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital" Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007, the Company had net capital of $111,581 that was $61,581 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 4.09 to 1.

NOTE 5 - OPERATING LEASE

The Company is committed to leasing its present office location through June 30, 2009. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2007 was $43,165 and is included in other operating expenses on the statement of income.

The future minimum rental payments based upon the base amounts under the non-cancelable operating lease are as follows:

Year Ending June 30,	Amount
2008	$ 39,369
2009	39,815
Total	$ 79,184

NOTE 6 - RELATED PARTY TRANSACTIONS

During the current year, the Company leased its furniture and office equipment under a month-to-month rental arrangement with a related individual, the majority stockholder of the Company. The total fees paid by the Company to this individual for these items during the year ended June 30, 2007 were $25,000. This amount is included in other operating expenses on the statement of income. The fees paid by the Company to this related party for these services are considered to approximate their fair value.

As of June 30, 2007, the Company has a receivable balance of $6,700 from the same individual mentioned in the previous paragraph.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2007, the Company elected to make a $1,220 discretionary contribution.

NOTE 8 - FEDERAL INCOME TAXES

The components of federal income tax expense for the year ended June 30, 2007 are as follows:

Current	$	19,408
Deferred		-0-
Federal Income Tax Expense	$	19,408

The federal income tax payable at June 30, 2007 is calculated as follows:

Federal Income Tax Payable		
Income per financial statements	$	101,147
Utilization of contribution carryover		(30,263)
Add permanent differences:		
Fines		15,000
Meals and entertainment		5,757
Income for federal income tax purposes		91,641
Effective federal income tax rate		21.18%
Current federal income tax expense per tax return		19,408
Less: Federal income tax deposits made		-0-
Federal Income Tax Payable	$	19,408

The Company does not have any deferred tax items as of June 30, 2007.

The Company has a "brother/sister controlled group" relationship with First Western Leasing, Inc. since five or fewer persons own at least 80% of the voting stock of each company.

SUPPLEMENTARY INFORMATION

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2007

NET CAPITAL		
Total stockholders' equity - book purposes	$	120,995
Deductions		(2,337)
Total Stockholders' Equity Qualified for Net Capital		118,658
Allowable credits		-
Total Capital and Allowable Credits		118,658
Deductions and/or Charges		
Non-allowable assets:		
Receivables from non-customers		6,700
Total Deductions and/or Charges		6,700
Net Capital Before Haircuts on Securities Positions		111,958
Haircuts on Securities		377
Net Capital	$	111,581
AGGREGATE INDEBTEDNESS		
Commissions and wages payable	$	51,560
Commissions payable to independent agents		353,639
Accrued accounts payable		31,980
Federal income tax payable		19,408
Total Aggregate Indebtedness	$	456,587
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required pursuant to Rule 15c3-1	$	50,000
Excess net capital at 1000% (or $50,000, whichever is greater)	$	61,581
Ratio of aggregate indebtedness to net capital		4.09 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of FORM X-17A-5 as of June 30, 2007)		
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$	118,268
Net effect of immaterial audit differences		(6,687)
Net Capital per Above	$	111,581

SCHEDULE II

FIRST WESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2007

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required. No facts came to our attention to indicate that this exemption had not been complied with during the year ended June 30, 2007.


SB&F
SANFORD, BAUMEISTER
& FRAZIER, PLLC

Certified Public Accountants and Consultants

August 24, 2007

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of First Western Securities, Inc. (the "Company") for the year ended June 30, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Keeping you in the black, not in the dark

512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax



www.sbf-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanford, Baumeister & Frazier, PLLC

SANFORD, BAUMEISTER & FRAZIER, PLLC


END